UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13G/A
Amendment No. 2
Under the Securities Exchange Act of 1934

	   Gulfmark Offshore, Inc.

	     (Name of Issuer)

                Common

	(Title of Class of Securities)

              402629109

	     (CUSIP Number)



           December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X  ]	Rule 13d-1(b)
[    ]	Rule 13d-1(c)
[    ]	Rule 13d-1(d)


CUSIP No.  402629109

1.Names of Reporting Persons.

Steinberg Asset Management LLC

I.R.S. Identification Nos. of above persons (entities only).

06-1623775

2.Check the Appropriate Box if a Member of a Group

(a) [  ]
(b) [  ]

3.SEC Use Only

4.Citizenship or Place of Organization

            Delaware, United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

5.Sole Voting Power	1,061,015

6.Shared Voting Power	None

7.Sole Dispositive Power  1,222,225

8.Shared Dispositive Power	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	1,222,225

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 6.03%

12.Type of Reporting Person:  IA



CUSIP No.  402629109

1.Names of Reporting Persons.

Michael A. Steinberg & Company, Inc.

I.R.S. Identification Nos. of above persons (entities only).

13-3138834

2.Check the Appropriate Box if a Member of a Group

(a) [  ]
(b) [  ]

3.SEC Use Only

4.Citizenship or Place of Organization

            Delaware, United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

5.Sole Voting Power	0

6.Shared Voting Power	None

7.Sole Dispositive Power  49,400

8.Shared Dispositive Power	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	49,400

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 0.24%

12.Type of Reporting Person:  BD




CUSIP No.  402629109

1.Names of Reporting Persons.

Michael A. Steinberg

I.R.S. Identification Nos. of above persons (entities only).


2.Check the Appropriate Box if a Member of a Group

(a) [  ]
(b) [  ]

3.SEC Use Only

4.Citizenship or Place of Organization

            New York, United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

5.Sole Voting Power	94,400

6.Shared Voting Power	None

7.Sole Dispositive Power  94,400

8.Shared Dispositive Power	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	94,400

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 0.46%

12.Type of Reporting Person:  IN



Item 1(a).	Name of Issuer:

		Gulfmark Offshore Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		4400 Post Oak Parkway
		Suite 1170
		Houston, TX 77027


Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

		Steinberg Asset Management, LLC
		12 East 49th Street
		Suite 1202
		New York, NY 10017
		Delaware

		Michael A. Steinberg & Company, Inc.
		12 East 49th Street
		Suite 1202
		New York, NY 10017
		Delaware

		Michael A. Steinberg
		12 East 49th Street
		Suite 1202
		New York, NY 10017
		New York


Item 2(d).	Title of Class of Securities:

		Common

Item 2(e).	CUSIP Number:

		402629109

Item 3.	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
	or (c), Check Whether the Person Filing is a:

	(a) X Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
        	Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
		1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
		 Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
		 company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership:

	a. Amount beneficially owned: 1,366,025


	Michael A. Steinberg may be deemed to have beneficial ownership of the securities beneficially owned by Steinberg Asset Management, LLC
	and Michael A. Steinberg & Company, Inc. In addition,the securities reported as beneficially owned by Michael A. Steinberg include securities held by Mr. Steinberg's wife and children as well
	as securities 	held in trust for Mr. Steinberg's children of which
	Mr. Steinberg is trustee.

	b. Percent of Class: 6.73%

	c. Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote 1,155,415

		(ii) Shared power to vote or to direct the vote	None

		(iii)Sole power to dispose or to direct the disposition of 1,366,025

		(iv) Shared power to dispose or to direct the disposition None



Item 5.	Ownership of Five Percent or Less of a Class:

	Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	[ X ]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company of Control
	Person:

	Not applicable.

Item 8.	Identification and Classification of Members of the Group:

	Not applicable.

Item 9.	Notice of Dissolution of Group:

	Not applicable.

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


		SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 6, 2006


	By:/s/ Steven Feld

Steven Feld
Title:   Managing Director